Filed by RMR Asia Pacific Real Estate Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended

Subject Company: RMR Asia Pacific Real Estate Fund

Commission File No. 811-22260

FOR IMMEDIATE RELEASE

Contacts:
Timothy A. Bonang, Vice President, Investor Relations, or
Carlynn Finn, Manager, Investor Relations
(617) 796-8253
www.rmrfunds.com

RMR Asia Pacific Real Estate Fund Announces Results of Tender Offer

Newton, MA (January 17, 2012):  RMR Asia Pacific Real Estate Fund (NYSE Amex: RAP) today announced the preliminary results of its offer to purchase up to 20% of its outstanding common shares from its shareholders (the “Offer”).

Under the terms of the Offer, RAP offered to purchase up to 20% of its outstanding common shares, approximately 668,593 shares, at a price equal to its net asset value per share as of the close of business on the NYSE Amex on the expiration date of the Offer.  The Offer expired on January 13, 2012 at 12:01 a.m. Eastern Time.

As of January 13, 2012, Wells Fargo Bank, N.A., RAP’s Depositary Agent, indicated that approximately 2,608,250.332 shares (approximately 78% of RAP’s outstanding shares) were validly tendered and not withdrawn prior to the expiration of the Offer.  Because the tender offer has been oversubscribed and the number of shares tendered exceeds 668,593 shares, in accordance with the terms and conditions specified in the Offer, RAP will purchase shares from tendering shareholders on a pro rata basis.  The final number of shares purchased is subject to final confirmation by the Depository Agent and the proper delivery of all shares validly tendered and not withdrawn prior to the expiration of the Offer.

The net asset value per share of RAP as of the close of business on the NYSE Amex on the expiration date of the Offer was $17.06 per share.

RAP is a closed end registered managed investment company managed by RMR Advisors, Inc. of Newton, MA.

WARNING REGARDING FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE INCLUDES FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON RAP’S PRESENT BELIEFS AND EXPECTATIONS, BUT THEY ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR FOR VARIOUS REASONS, INCLUDING SOME REASONS BEYOND RAP’S CONTROL.  FOR EXAMPLE:

•                  THIS PRESS RELEASE REPORTS THE PRELIMINARY RESULTS OF RAP’S TENDER OFFER AND IMPLIES THAT THE FINAL RESULTS MAY BE THE SAME.  IN FACT, THE PRELIMINARY RESULTS ARE SUBJECT TO FINAL CONFIRMATION BY THE DEPOSITORY AGENT.  THE FINAL RESULTS MAY BE DIFFERENT FROM THE RESULTS IMPLIED BY THE PRELIMINARY REPORT.

FOR THESE AND OTHER REASONS INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS IN THIS PRESS RELEASE.

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